UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                  NETFLIX, INC.
                                 Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    64110L106
                                 (CUSIP Number)

                                FEBRUARY 2, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                                Page 1 of 5 Pages



1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

                         ERIC SEMLER

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                             a.  [ ]
                                                             b.  [X]
3               SEC Use Only

4               Citizenship or Place of Organization

                         UNITED STATES

            Number of                        5          Sole Voting Power
              Shares
           Beneficially                                           1,905,821
             Owned By                        6          Shared Voting Power
               Each
            Reporting                                             0
              Person                         7          Sole Dispositive Power
               With
                                                                  1,905,821
                                             8          Shared Dispositive Power

                                                                  0


9    Aggregate Amount of Beneficially Owned by Each Reporting Person

                                    1,905,821

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11   Percent of Class Represented By Amount in Row (9)

                                    3.51%

12   Type of Reporting Person (See Instructions)

                                    IN, HC

                                                              Page 2 of 5 Pages

ITEM 1(A) NAME OF ISSUER:

     Netflix, Inc. (the "Issuer").

ITEM 1(B) ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     970 University Avenue, Los Gatos, California 95032

ITEM 2(A) NAME OF PERSON FILING:

     This statement is filed on behalf of Mr. Eric Semler ("Mr. Semler").

     This Statement relates to Shares (as defined herein) held for the accounts of TCS Capital Investments, a Cayman Islands exempted limited partnership ("TCS Capital Investments"), TCS Capital, LP, a Delaware limited partnership ("TCS Capital"), and TCS Capital II, LP, a Delaware limited partnership ("TCS Capital II").

     TCS Capital GP, LLC, a Delaware limited liability company (the "General Partner"), is the general partner of each of TCS Capital Investments, TCS Capital and TCS Capital II. In his capacity, as the managing member of the General Partner, Mr. Semler may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the accounts of the TCS Capital Investments, TCS Capital and TCS Capital II.

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The address of the principal business office of Mr. Semler is 888 Seventh Avenue, Suite 1504, New York, NY 10019.

ITEM 2(C) CITIZENSHIP:

     Mr. Semler is a citizen of the United States.

ITEM 2(D) TITLE OF CLASS OF SECURITIES:

     Common Stock, par value $0.001 per share (the "Shares").

ITEM 2(E) CUSIP NUMBER:

          64110L106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          This Item 3 is not applicable.

ITEM 4. OWNERSHIP:

ITEM 4(A) AMOUNT BENEFICIALLY OWNED:

     As of the date hereof, Mr. Semler may be deemed to be the beneficial owner of 1,905,821 Shares. This number consists of (A) 1,170,495 Shares held for the account of TCS Capital Investments, (B) 99,611 Shares held for the account of TCS Capital, and (C) 635,715 Shares held for the account of TCS Capital II.

                                                              Page 4 of 5 Pages


ITEM 4(B) PERCENT OF CLASS:

     According to the Issuer's most recent Quarterly Report on Form 10-Q, the number of Shares outstanding as of November 1, 2005 was 54,374,037. The 1,905,821 Shares of which Mr. Semler may be deemed to be the beneficial owner constitutes approximately 3.51% of the total number of Shares outstanding.

ITEM 4(C) NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

MR. SEMLER

(i)      Sole power to vote or to direct the vote:                                               1,905,821

(ii)     Shared power to vote or to direct the vote:                                                     0

(iii)    Sole power to dispose or to direct the disposition of:                                  1,905,821

(iv)     Shared power to dispose or to direct the disposition of:                                        0


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          This Item 6 is not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          This Item 7 is not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          This Item 8 is not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

          This Item 9 is not applicable.

ITEM 10. CERTIFICATION:

     By signing below Mr. Semler certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 5 of 5 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February  10, 2006           ERIC SEMLER



                                    /s/ Eric Semler
                                    ---------------------------